May 2, 2018

Dorrie Yale

Assistant Director

U.S. Securities and Exchange Commission

Office of Healthcare & Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	AXA Equitable Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 26, 2018
File No. 333-221521

Dear Ms. Yale:

This letter sets forth the response of AXA Equitable Holdings, Inc. (the “Registrant”) to the comment contained in your letter, dated April 26, 2018, relating to Amendment No. 4 to the Registration Statement on Form S-1, filed by the Registrant on April 26, 2018 (“Amendment No. 4”). The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the Registrant’s response is set forth in plain text immediately following the comment.

The Registrant is submitting, via EDGAR, Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”). Enclosed with the paper copy of this letter are two copies of changed pages only of Amendment No. 5, marked to show changes from Amendment No. 4.

Form S-1/A Filed April 26, 2018

Notes to Consolidated Financial Statements

6) DAC and Policyholder Bonus Interest Credits, page F-59

1.	Regarding the parenthetical disclosures to certain line items you made to the consolidated statements of income (loss) on F-4 and elsewhere such as on pages 20, 96, and 113, please similarly revise, as applicable, the pro forma tables on pages 23 and 100 and the segment earnings (loss) tables on pages 118, 120 and 126.

The Registrant has revised the specified pro forma and segment tables in Amendment No. 5 in response to the Staff’s comment.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375.

Best Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:	Erin Jaskot
Ibolya Ignat
Jim Rosenberg

U.S. Securities and Exchange Commission

Dave S. Hattem

AXA Equitable Holdings, Inc.

www.debevoise.com